SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: May 23, 2002

                       Commission file number 0-21392

                            AMARIN CORPORATION PLC
            (Exact name of Registrant as Specified in its Charter)

                                   ENGLAND
                      (Jurisdiction of Incorporation or
                            organization of Issuer)


                                7 Curzon Street
                             London W1J 5HG, England
                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a) Amarin Corporation plc announces acceptance for filing of new drug application for Zelapar ( tm ) by the US FDA


          This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3
(Registration Statement No. 333-12642) of Amarin
Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3
(Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

           Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         AMARIN CORPORATION PLC



                        By:/s/Richard A B Stewart
                          Richard A B Stewart
                          Chief Executive Officer



Date: May 23, 2002






                                         Index to
Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             4
Amarin Corporation plc announces
acceptance for filing of
new drug application for
Zelapar ( tm ) by the US FDA






















                                                 Exhibit
(a)






Contacts:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 20 7907 2440
Email: rick.stewart@amarincorp.com


Mike Coffee
President & Chief Operating Officer
Amarin Corporation plc
Phone: + (1) 415 389 4755
Email: mike.coffee@amarinpharma.com



        AMARIN CORPORATION ANNOUNCES ACCEPTANCE FOR FILING OF
          NEW DRUG APPLICATION FOR ZELAPAR ( tm ) BY US FDA

          London, United Kingdom, May 23, 2002 -- Amarin Corporation plc (NASDAQ: AMRN) today announced the acceptance for filing and substantive review of a New Drug Application (NDA) for Zelapar ( tm )(selegiline HCl orally dissolving tablets) by the U.S. Food and Drug Administration (FDA). The filing was made by Elan Pharmaceuticals, Inc. (Elan), current holder of exclusive license rights to market and distribute Zelapar in the U.S. As previously announced, Amarin has an exclusive option to obtain the U.S. rights to Zelapar from Elan. Upon approval and exercise of the option, Zelapar will be marketed by Amarin Pharmaceuticals, Inc., the pharmaceutical development and marketing subsidiary of Amarin Corporation, plc.

          Zelapar, a novel and proprietary formulation of selegiline, an MAO-B inhibitor, is an oral tablet using the patented Zydis( r ) fast-dissolving technology of RP Scherer Corporation, Elan's licensor. Zelapar is being developed as adjunct treatment to levodopa for the symptoms of Parkinson's disease. Selegiline, the active ingredient in Zelapar, is approved for that indication in conventional tablet form. The Zelapar tablet dissolves in seconds and is absorbed in the tissues of the mouth, without swallowing or the need for liquids.

          "We believe that the convenience of Zelapar for Parkinson's patients, many of whom have trouble swallowing, combined with other unique advantages of the formulation, will make Zelapar an important new treatment option in addition to currently available therapies for Parkinson's," commented Rick Stewart, Amarin's chief executive officer. "Now that the NDA has been accepted for filing, we look forward to completion of the substantive review process by the FDA, and working toward approval of the NDA," he added. "On approval, Zelapar will complement our currently marketed Parkinson's disease product, Permax( r ) (pergolide mesylate tablets), progressing Amarin toward its goal of becoming a leader in the treatment of movement disorders," said Rick Stewart. Permax is a dopamine agonist indicated as adjunct treatment for the treatment of Parkinson's disease.


           The U.S. rights to Zelapar are currently licensed to Elan by R P Scherer Corporation, a unit of Cardinal Health. Elan will pay all research and development costs, including the costs of pursuing the NDA to approval. Amarin's option is exercisable at any time up to and for a period of time after any FDA approval of the NDA for Zelapar. An initial payment of $10 million would be made by Amarin upon the closing of the exercise of the option.
The agreement provides for two additional milestone payments aggregating $27.5 million, contingent on achieving certain revenue levels, with a final milestone of $15 million payable eight years from exercise of the option. The final payment is subject to certain extension rights, and is also subject to certain reductions based on prior payments made. Amarin would also make royalty payments based on net sales of Zelapar in the U.S. If exercised, consummation of the option would be subject to customary closing conditions, including approval under the Hart-Scott-Rodino Antitrust Improvements Act.

          Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. The Company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs. For press releases and other Company information, visit our websites at http://www.amarincorp.com and http://www.amarinpharma.com


Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic report, including but not limited to the filing or approval of the NDA for Zelapar. For more information, please refer to Amarin Corporation's Annual Report for 2001 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.